UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1(a) NAME OF ISSUER	(b) IRS IDENT. NO	(c) S.E.C. FILE NO.
Arrow Financial Corporation	22-2448962	0-12507
1(d)ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e)TELEPHONE NO.
				AREA CODE	NUMBER
250 Glen Street	Glens Falls	NY	12801	518	745.1000
2(a) NAME OF PERSON FROM WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT NO.	(c)RELA- TIONSHIP TO ISSUER	(d)ADDRESS STREET CITY STATE ZIP
Michael B. Clarke		Director	250 Glen Street Glens Falls, NY 12801

INSTRUCTION: The person filing this report should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	(c) Number of Shares or Other Units To Be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f)Approx- imate Date of Sale	(g)Name of Each Securities Exchange
Common Stock	Capital Institutional Services (CIS) 1700 Pacific, Suite 1100 Dallas, Texas 75201	2,000	$63,834	13,040,040	7/25/2016	NASDAQ

INSTRUCTIONS:
1.(a)	Name of issuer
(b)	Issuer’s IRS Identification Number
(c)	Issuer’s S.E.C. file number, if any
(d)	Issuer’s address, including zip code
(e)	Issuer’s telephone number, including area code

2.(a)	Name of person for whose account the securities are to be sold
(b)	Such person’s I.R.S. identification number, if such person is an entity
(c)	Such persons relationship to the issuer (i.e. officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d)	Such persons address, including zip code

3.(a)	Title of the class of securities to be sold
(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f)	Approximate date on which the securities are to be sold
(g)	Name of each securities exchange, if any, on which the securities are to be sold
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	Acquired on various dates	Semi-annual retainer payments, automatic monthly cash contributions and Company match/discount, automatically reinvested cash dividends and stock dividends	Administrator of Dividend Reinvestment Plan or Employee Stock Purchase Plan	2,000	Full payment made on each Date of Purchase	Company paid semi- annual retainer, Company match/ discount, reinvested cash dividends, and stock dividends
INSTRUCTIONS:
1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment period.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold:
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE

Remarks:

INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current an prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

7/25/2016	/s/ Michael B. Clarke
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.
  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall be typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C.1001)